SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934






                            SONOMAWEST HOLDINGS, INC.
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                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   835637 109
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                                 (CUSIP Number)



                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|_|      Rule 13d-1(c)
|X|      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this ccover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                      13G


-----------------------
CUSIP No. 835637 109
-----------------------

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   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Gary L. Hess
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) |_|
                                                                      (b) |_|

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   3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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     NUMBER OF          5      SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY                     120,893 Common Shares consisting of:
       EACH
     REPORTING                    (i)  vested options to purchase 89,474 Common
      PERSON                            Shares; and
       WITH                       (ii)  ownership of 31,419 Common Shares
--------------------------------------------------------------------------------

                        6       SHARED VOTING POWER

                                       - 0 -
--------------------------------------------------------------------------------


                        7      SOLE DISPOSITIVE POWER

                                  120,893 Common Shares consisting of:

                                  (i) vested options to purchase 89,474Common
                                        Shares; plus
                                  (ii) ownership of 31,419 Common Shares.
--------------------------------------------------------------------------------


                        8      SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   120,893 Common Shares
--------------------------------------------------------------------------------


   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          |_|


--------------------------------------------------------------------------------


    11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   10.9%
--------------------------------------------------------------------------------

    12     TYPE OF REPORTING PERSON*


                   IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

      (a)   Name of Issuer:  SONOMAWEST HOLDINGS, INC.
      (b)   Address of Issuer's Principal Executive Offices:
                    2064 Highway 116, North, Sebastopol, CA 95472-2662

Item 2.
      (a)   Name of Person Filing:  Gary L. Hess

      (b)   Address of Principal Business Office or, if none, Residence:

                     34 La Cresta Drive, Petaluma, CA 94952-2462

      (c)   Citizenship:  USA

      (d)   Title of Class of Securities:  Common Stock

      (e)   CUSIP Number:  835637 109

Item 3. If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
        240.13d-2(b)  or (c),  check  whether  the  person  filing  is a:

        Not applicable.



Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:  120,893

      (b)   Percent of class:  10.9%

      (c)   Number of shares as to which the person has:

               (i) Sole power to vote or to direct the vote 120,893 (See response to Row 5)

               (ii) Shared power to vote or to direct the vote - 0

               (iii)Sole  power to  dispose  or to  direct  the  disposition  of
                    120,893  (See  response  to Row 7).

               (iv) Shared  power  to dispose or to direct the
                        disposition of - 0 -.


Item 5.  Ownership of Five Percent or Less of a Class


Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.


Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company


Not applicable.


Item 8.  Identification and Classification of Members of the Group

Not Applicable.


Item 9.  Notice of Dissolution of Group

Not applicable.


Item 10.  Certifications

      (a)   Not Applicable.

      (b)   Not Applicable.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 13, 2002
                               -----------------
                                      Date

                              /s/   Gary  L.   Hess
                              ----------------------
                                     Signature

                                  Gary L. Hess
                              -----------------------
                                   Name/Title


Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)